                                        Filed by The South Financial Group, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        And Deemed Filed Pursuant to
                                                  Rule 14a-12 under the
                                                  Securities Exchange Act
                                                  of 1934
                                        Subject Company:
                                        Gulf West Banks, Inc.
                                        Commission File No. 000-23713



The following is the text of a conference call concerning the earnings release held by The South Financial Group, Inc. on April 17, 2002, which is available on the investor relations portion of The South Financial Group's web site.

                                      ****

         OPERATOR: Here is your conference host,

         Mr. Ed Matthews, Chief Financial Officer of

         The South Financial Group.

         Mr. Matthews, you may begin.

         MR. MATTHEWS: Thank you. This morning let me remind everyone that forward-looking statements are being made today and subject to risk and uncertainties. These statements speak only as of the date the statement is made.

         The South Financial Group undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of these statements.

         The South Financial Group's actual results may differ materially from those set forth in such forward-looking statements.

         Today's forward-looking statements include, but are not limited to, statements regarding the earnings projections, financial ratios, net interest margin, cost savings, provision for loan losses, and credit quality.

         Reference is made to The South Financial Group's reports filed with the Securities and

Exchange Commission for a discussion of factors that may cause such differences to occur.

         Today the company recorded net income for the first quarter of $14.1 million, or 34 cents per diluted share, which represents a 70 percent EPS increase over first quarter 2001.

         These quarterly earnings are the highest in The South Financial Group's history.

         Our earnings per diluted share also increased 17 percent or 5 cents over fourth quarter 2001, excluding nonrecurring items. This is the fourth consecutive quarter we have increased earnings per share.

         First quarter 2002 was a clean quarter with only 40,000 of nonrecurring items. First quarter 2001 did include several nonrecurring items, which are detailed in the financial highlights section of the earnings release.

         Excluding nonrecurring items, EPS per the first quarter of 2001 totaled 18 cents per share.

         We adopted Statement of Financial Accounting Standard 142 on January 1 of 2002, and we ceased amortization of goodwill. The impact of the adoption reduced first quarter 2002 amortization of intangibles $1 million pre-tax or 2 cents per diluted share.

         Cash basis EPS and reported EPS were the same for the first quarter, 34 cents. The cash basis return on average tangible equity totaled 15.54 percent for the first quarter of 2002.

         The net interest margin remained at 3.9 percent during the first quarter. The quarter's growth in net interest income, which increased 4 percent over the first quarter 2001, was attributed to increases in average earning assets, principally from the investment securities.

         During the fourth quarter, we leveraged the balance sheet by increasing our investment securities portfolio. We anticipate replacing investment securities with higher-yielding loans as loan growth continues.

         Loans grew at annualized rate of 5 percent during the first quarter. The most significant growth continues to be in the commercial portfolio, which increased at an annualized rate of 10 percent during the quarter.

         We expect certificates of deposit to continue to mature and reprice downward in 2002. Our CD maturities include approximately $270 million with an average percentage yield above 7 percent that will mature between April and November of 2002.

         Noninterest income, excluding nonrecurring items, totaled $11.7 million for the quarter, up from 1 percent from fourth quarter 2001. Although mortgage origination volumes and incomes increased during the first quarter of 2002, mortgage-banking income declined 273,000, due principally to a 392,000 downward adjustment to the gain associated with the fourth quarter sale of portfolio loans.

         We also recorded a $200,000 recovery of mortgage servicing rights impairment. Deposit service charges and other fee income are similar to the preceding quarter levels.

         Noninterest expenses, excluding nonrecurring items, totaled $37.5 million, down 2 percent from the preceding quarter end. Our head count continues to decline, while our personnel costs have increased.

         We are concentrating on adding revenue-producing associates at a higher cost per FTE and recording higher levels of incentive pay. We expect to begin realizing the impact of these revenue contributions in the second half of 2002.

         Our other overhead expenses declined due to efforts to control these costs and discontinuing the amortization of goodwill.

         During the quarter, we decreased a number of expense line items including professional fees, supplies, and telephone.

         The provision for loan losses increased 1.7 million from first quarter a year ago. The allowance to period-end loans remained at 1.2 percent.

         Mike Sperry, our Chief Credit Officer, is here with us and will address both non-accrual loans and net loan charge-offs in just a few minutes in his credit quality update.

         As has been our practice during the past year, we would like to update you with the assumptions we are using for the balance of 2002.

         We're expecting a modest earning asset growth.

         We expect a slight improvement in the net interest margin of a couple basis points.

         We expect a quarterly provision for loan losses between 6 and 7 million.

         Total noninterest income of approximately 12.5 to 13 million for the second quarter 2002 improving and subsequent quarters as the

         Elevate process kicks in.

         We expect total noninterest expense of approximately 38 to 38.5 million in the second quarter.

         Our dividends to minority interest in our consolidated subsidiary of approximately $500,000 per quarter after tax.

         And we're using an effective tax rate of approximately 32 percent for these items.

         Let's talk for a minute about the Gulf West merger. When we announced the Gulf West merger a month ago, we committed to providing more details relating to the acquisition costs and anticipated synergies at the time of our earnings release. We are currently in the process of having the purchase accounting valuations of Gulf West's balance sheet items completed and anticipate filing the S-4 in May.

         We have had several meetings with members of the Gulf West management team over the past few weeks to review branch offices, operations, and staffing levels.

         We are pleased with our findings and our progress and are excited about the potential opportunities provided by entering the greater Tampa Bay area.

         Yesterday, Gulf West reported first quarter 2002 earnings of 1.6 million, or 20 cents per diluted share. These earnings, which represent record earnings for Gulf West, increased 90 percent and 82 percent over the first quarter of 2001 net income and earnings per diluted share, respectively.

         At the time of our merger announcement, we estimated our merger cost saves of approximately 25 percent of Gulf West's noninterest expenses, or $4 million pretax and $2.7 million after tax.

         We continue to be comfortable with this estimate. The pro forma calculations we discussed at the time we announced the transaction reflect only cost savings. Nevertheless, we believe the revenue enhancements may be significant as our products, such as trust and brokerage, will be offered to the Gulf West customers.

         Over the next couple of weeks, we will begin to have individual face-to-face meetings with each of the Gulf West's 207 employees to discuss the anticipated status of their position following the merger.

         Gulf West has 15 branch offices in the Tampa Bay area, all of which will remain open after the merger. We plan to close the Gulf West operations center. Substantially all of the personnel cost saves will come from the reduction or elimination of support functions. Minor changes in the branch office staffing will occur largely from attrition.

         In total, we anticipate approximately $2.7 million pretax of personnel cost savings, approximately $500,000 pretax in occupancy savings primarily related to their operations center, and $800,000 pretax from other noninterest expense items, which include accounting and legal fees, data processing, and advertising.

         A month ago we estimated our merger-related charges in the 15 to $17 million range. Based on our more recent analysis, we anticipate coming in towards the lower end of that range. A majority of these charges will be accounted for as additional acquisition costs resulting in additional goodwill.

         These additional acquisition costs are estimated to include investment banking and professional fees of 3.5 to $4 million, severance of $1 million, and system conversion and fixed asset charge-offs of 4 to 4.5 million.

         Also included in these charges will be 2.5 to 3 million of capitalized equipment and software for branch automation, ATM conversions, and additional AS400 capacity. We also anticipate incurring approximately 2 to 2.5 million of merger-related advertising, personnel training, and pay-to-stay costs.

         At this time, we anticipate booking a core deposit intangible in the 10 to

12 million range and a resulting goodwill of approximately 75 million based upon March 31, 2002 book values; however, both of these numbers are subject to change as a result of the final valuation study.

         Again, we are very pleased with the progress of the direction of the merger. I would now turn the call over to Mack and Mike Sperry to discuss more about the quarter.

         MR. WHITTLE: Thank you, Ed, and good morning.

         The No. 1 item in our strategic plan has been to show progress by increasing earnings per share each quarter. I'm proud to announce our fourth consecutive quarter of earnings gain.

         Starting with the first quarter in 2001, in which we earned 18 cents a share, excluding nonrecurring items, we added 6 cents to that in the second quarter of 2001, 2 cents to that in the third quarter, and 3 cents in the fourth quarter of 2001. And today we are announcing another 5 cents in the first quarter of 2002. It's consistent, quarter-to-quarter, earnings growth.

         This morning we have also reported the progress in reaching our return goals. I want to take that progress to the next level and report to you why we believe this progress will continue. But first I want to ask Mike Sperry, our Chief Credit Officer, to provide an update on our credit quality measures and outlook. As you may remember, Mike joined us in 1998. And he and his team have worked diligently to develop a credit risk management process that emphasizes early indication of problem loans. All right.

          MR. SPERRY:  Thank you, Mack.  Good morning.

         Last quarter we indicated that losses would not rise much, if at all, and we said a decrease in nonperforming loan levels was possible. Well, losses were flat, as we anticipated, but the decline in non-accruals did not happen. We are disappointed that events did not conspire to that end; however, the realities which prompted us to say that have not changed, only the timing.

         For the quarter, non-accruing loans were up $4.6 million, as three credits totalling this amount were added, while none of our existing large credits moved out.

         We now have nine credit relationships totalling over $1 million, totalling 25 million in non-accrual status. The estimated loss exposure in these nine credits is $1 million.

         We expect three of these credits, totalling 4.8 million, to pay out or return to accrual status this quarter. Others will decrease and some of the smaller non-accruals will also be resolved. So barring any new large additions, our total will be lower at next quarter end. Now, we may have one or two large additions, but the odds are in favor of a decrease.

         Our three largest non-accruals total $16 million, which is over one-third of the total. The largest, 7.7 million, is to a privately owned water utility that's under contract for sale, the closing of which is dependent upon regulatory approval. It may close in the second quarter, but the third quarter is more likely.

         The second largest, 4.5 million, is on a real estate development in Florida. This loan is in litigation, so the timing of its resolution is uncertain. It may occur this year, but it could possibly slip into next year.

         The third, which is 3.9 million, is also in Florida to a real estate investor. We are in litigation here as well, but we think this one will be resolved before the end of the calendar year.

         Our estimated loss exposure in these three credits is expected to be minimal, and loss exposure in the rest of our non-accruals is low.

         Our analysis indicates loss potential of only 4.4 million exists in the
40.5 million commercial loans that we reported at the end of the quarter. That
4.4 million is less than the 5.4 million that we reported last quarter when we had 35.2 million in commercial non-accruals. Of course, this number is only an estimate, but historically, our actual losses have been lower than our estimates.

         And this occurs for two reasons.

         First, these estimates result from
present value calculations of cash flows that are net of collection costs and discounted for interest owed. This loss of interest and collection costs are expensed as incurred. Our loss estimates are inflated to the extent such cost reduce present values below book values.

         Secondly, as losses are quantified at the time loans go into non-accrual or subsequent thereto, we charge them off rather than reserve for them. The result is higher charge-offs, lower remaining loss exposure, and, hence, the lower required reserves than would be the case with less conservative policies.

         Despite the increase in non-accruals, delinquencies improved. Past dues were down 35 basis points from 2.40 percent to 2.05 percent, which is only 12 basis points higher than they were a year ago.

         Accruing loans over 90 days past due were .33 percent of loans, down from .38 percent at last year end and only one basis point higher than they were a year ago.

         Accruing delinquent loans, that means
past due other than non-accruals, accruing delinquent loans were .90 percent at the end of March, down from 1.36 at year end and down from 1.39 percent a year ago.

         These comparisons to a year ago are relevant because that's when the experts tell us that the recession began. They also assure us that it has now ended. But while our numbers are consistent with this prognosis, we are less optimistic. If the experts are right, however, our numbers suggest that our losses will begin to decline this year. If they are wrong -- as they have been in the past -- our numbers imply that our losses will not go higher and still might decrease from those of the last several quarters.

         I now turn the call back to Mack to continue his discussion of the quarter.

          MR. WHITTLE:  Thank you, Mike.

         At last year's annual meeting, we introduced a slide which we are still using today, that succinctly sums up a shift in strategic priorities. In the past, we ordered our priorities as growth, risk, and profitability.

         Starting in 2001, we shifted these priorities to place profitability as No. 1 and growth as No. 3. That is still the order today and will be going forward. And if you come to this year's annual meeting on April 30th, you're likely to see that slide again.

         It's important to understand where we've come from and where we are headed. That's why since announcing our pending merger with Gulf West, which is the first merger that we've undertaken since the Anchor merger in June of 2000, we continue to emphasize that we will not sacrifice the profitability for growth.

         We are on track to reach our goals of the 14.5 ROE and a 1.25 ROA by the end of 2003. We are committed to these goals, and here's how we plan to achieve them.

         First, we have an opportunity to increase noninterest income. Our noninterest income is a low-risk strategy to improve profitability on our returns. Our peers are ahead of us and continue to be.

         We have set forth specific initiatives for 2002 to narrow the noninterest income gap compared with our peer group.

         In February of this year, we completed the rollout training for Elevate, a customer-centered sales process. This represents a tremendous opportunity to leverage our existing branch network to generate higher fee income. Since the completion of this training, we have already realized significantly higher referrals and a doubling of the daily products sold per sales associates.

         We are tracking, reporting, and providing incentives with Elevate, and we expect meaningful increases in revenue by the second half of 2002.

         We are also leveraging our Florida franchise but putting a sales force in place in the mortgage area, the brokerage area, and the trust area.

         We continue to enhance mortgage, brokerage, trust, and sales force, both in size and in quality in the Carolinas.

         We seize the opportunity to hire outstanding associates who have been displaced by recent bank mergers. We formalized our local decision-making by appointing seven market presidents in December of this year. This structure, which is working well, provides greater responsiveness and accountability in each market that we serve.

         The second approach for our profitability improvements is to bring credit costs back to our historic levels. Historically, we have managed to keep charge-offs at 40 basis points on average loans. If we can reduce credit costs back to historic levels, the benefit would fall straight to our bottom line.

         In addition to these two areas, we will continue to control expenses and manage the balance sheet to increase net interest income. Our financial results to date show meaningful progress, but we're still not pleased with where we are.

         Now, a few minutes on the Gulf West merger. We are excited about the opportunity that this pending merger presents us. First, the merger enhances our plan to meet profitability targets and to achieve the ROA and ROE goals for 2003. We remain confident that we can achieve the financial impact that is immediately accretive to our earnings. I want to emphasize that this financial impact does not depend on revenue enhancements. The revenue enhancements are upsides to our calculations that show an immediate positive EPS impact.

         Everyone involved, as Ed Matthews mentioned, on both sides, South Financial Group and Gulf West, understand the importance of realizing the cost savings of $2.7 million after-tax and executing the merger with a positive financial impact.

         I want to congratulate Gordon Campbell and his Gulf West employees on a record first quarter earnings and another quarter of solid financial performance.

         Secondly, the greater Tampa Bay market is a great market, and fits extremely well with our existing Florida franchise in Orlando and Jacksonville.

         As most of you know, we used five year, forward-looking per capita income growth and population highlights to look at markets that we care to be in. The Tampa/St.Pete stacks up quite well with an 18.4 percent per capita income growth compared to 14.8 percent of the U.S. median. The population growth of Tampa/St. Pete at 8.1 percent is above the median within the U.S. of 5.1 percent.

         Following the completion of the merger, our Florida franchise will have over $1.3 billion in assets and 31 branches in outstanding markets in Florida.

         Gordon Campbell has assembled an impressive and experienced management team, and by merging with Gulf West, we are gaining additional management talent that understands Florida and how to be successful in that Florida market.

         First quarter 2002 was a solid quarter for us. It was a quarter in which we demonstrated that we are executing our strategies and making tangible progress in achieving our financial goals.

         This concludes the formal part. I would like to open it up for questions at this point.

         OPERATOR: We will now take questions of analysts at this time.

         Our first question comes from Jon Balkind of Fox-Pitt Kelton, Inc.

         MR. BALKIND: Morning guys.

         ALL SPEAKERS: Morning.

         MR. BALKIND: Just a couple of quick financial questions. The first tangible capital ratios dipped in the quarter obviously partially because of the balance you leveraged in the fourth quarter, which still exists, and the share buy back.

         Can you talk about where that number is going to trend going forward? And then secondly, on the tax rate, it dipped. Was that just a goodwill impact or was something else going on in the tax rate?

         ALL SPEAKERS: It was the goodwill impact and the relative to impact of assets that we are projecting are all earnings to be for the year.

         MR. BALKIND: Okay.

         ALL SPEAKERS: Regarding your tangible book value, you're absolutely right. The impact on that has been from going through our comprehensive income on the balance sheet, and what we expect, we would expect that to remain -- to improve as our earnings improve through the year. It all adds back to the capital.

         MR. BALKIND: Okay. And then from an ROE target standpoint, as a corollary to that question, what kind of tangible capital leverage are you looking at to get to the 14.5 ROA, and is that target based on tangible capital or stated capital?

         ALL SPEAKERS: It is based on stated capital, and the ratio, I don't have that figure in front of me to be able to answer that. I will be glad to get back with you on that question.

         MR. BALKIND: Thank you. I'd appreciate it.

         OPERATOR: The next question comes from Christopher Marinac of Suntrust Robinson-Humphry.

         MR. MARINAC: Hi, Mack. Can you describe a little bit about the -- sort of the selling goals you've made with Elevate. I know it's early, but, perhaps, you can talk about what you've seen so far or, perhaps, what some of the cross sale ratios sales ratios you want to be at six or nine months from now.

         ALL SPEAKERS: As we've mentioned before, the Elevate process started in November and training continued until mid-February, in which all of the retail (inaudible) is fully training in the process.

         During that time, we put together systems infrastructure that allows us to measure the ability for our sales associates to sell on any given day. So, No. 1, we can track it on a daily basis. No. 2, we can (inaudible) based on the products that we want to highlight at a given point in time.

         We had said we will be running about 1.3 products sold per new customer walking in the door. Our goal for this year, 2002, is to increase that to 2.5 products per customer, and we are running pretty close to that right now. I'll give you an example. We have historically had about 40 mortgage loan applications in a given month that were generated from our branch network. The first full month after Elevate, we had 400. Now, are all those good? We don't know. But the point is that everybody is participating in the process, and over time, as we will find our sales associates' knowledge of what is a better prospect, we will get considerably more referrals than we've gotten, and they ought to be qualified better on the front end. Same has been the case in trust; same has been the case in brokerage. So we look for that to move. We also got, you know, some issues with service charges on deposit accounts. We have historically run a little below our peers, and some of that, we think, is penetration, and some of that is collectibility. With our new system and with the Elevate process, we are able to measure that all the way down to the individual levels.

         So it is a -- there is a substantial lift, as I mentioned earlier, in the noninterest income side for us. But it's not as easy as just deciding we are going to do it. It really is a cultural thing throughout the whole company. We've watched what Trust Mark has done. You know, it probably will take us three years to have it fully implemented. But we look for substantial increases to begin to show in the second half of this year.

         MR. MARINAC: Do you have any data on new account openings that ties into this as well?

         ALL SPEAKERS: I don't know the total number. I do know we are opening probably 20 percent more accounts than we were opening before. Now, those accounts could be deposit accounts or they could be brokerage accounts, but the gross numbers -- and I'm making that statement off of what each sales associate is now doing. And the Colin Brown folks tell us that successful implementation of this in year one should give you about a 20 percent lift in numbers of accounts and volume and what you begin to see. And then you'll have a similar lift, a little less than that in the second full year, and then it will taper off in the third year.

         MR. MARINAC: Great.

         ALL SPEAKERS: Our goal is to have three-and-a-half to four products out with each new person that walks in the door. And that's probably more in keeping with our peers.

         MR. MARINAC: Mack, separately, can you give us just some perspective on the changes at Wachovia and what that has meant to you presently in your market.

         MR. WHITTLE: Well, in South Carolina in particular, Wachovia, the old Wachovia, had the largest market share in most every major market that we were in. And they acquired that through the old SCN. That has probably been the most difficult bank that we compete with to penetrate those. And what we're seeing now is the ability to penetrate and generate -- bring in some of those customers that were old SCN customers into our company. So we've seen a pretty substantial lift.

         We've added a number of the old SCN Wachovia, now First Union, employees to our staff in our key markets. And we think there will be some fallout, as there always is, and we think we are in good position to pick up on that.

         And we have done what we had sought to do with our gross strategy, and that was to create a critical mass that would allow us to compete successfully with the Wachovias and the Bank of Americas and the BB&Ts from products and (inaudible) and the ability to lend money. Now that we've accomplished that, we are ready to go after the profitability side of it, and that's going to come from additional sales of some of the things I mentioned earlier.

         MR. MARINAC: Great. That's very helpful. Thank you very much.

         OPERATOR: The next call comes from Jeff Davis at Midwest Research.

         MR. DAVIS: Good morning. Good quarter. I'm high on the street, and you guys keep blowing me out of the water.

         I want to circle back to Jon's question on the balance sheet leveraging. Are you guys looking at unwinding some of that as the year progresses, and how does that factor in if the Fed begins to bring up the -- which it doesn't look like they're going to do it any time soon -- but bring up the short end of the curve and unwinding the leverage you put on the balance sheet?

         ALL SPEAKERS: We put it on, Jeff, in anticipation of what we were seeing and experiencing in anticipation that that would continue, both mortgage loan portfolio as well as our mortgage bank security. In the latter part of last year, we were seeing a high amount of prepayments in those two categories. So in anticipation of that, we've leveraged that up.

         We had, in the third quarter, 5 percent loan growth. We had enough cash flow off that investment portfolio to fund that kind of loan growth. If loan growth picks up, we may look at unwinding part of it, you know, depending on what the market -- what market rates are.

         If rates pick up -- to go to the second part of your question -- if rates pick up, we are guessing (inaudible) that it's relatively short term, and we will create a little bit of pressure in our margin related to that.

         MR. DAVIS: Okay. Ed, the loans were 67 percent of earning assets over. If we leave Gulf West aside, is that growth back to your more historical run rate of 75 percent or so a year, year and a half out?

         MR. MATTHEWS: If you go a year, year and a half out, that would be true. But you're not going to see that in second or third quarter. You're not going to see that in the near (inaudible) short-term. But if you're going a year, year and a half out, that's what -- I think you'd be safe in your model there.

         MR. DAVIS: Okay. And, Ed, I'm sorry. I was on the call but blanked out with John's question with regards to capital levels.

         From a share (phonetic) purchase level, y'all got back more than anticipated this quarter.

         How does that -- I believe you got, what, about a 1.5 million in authorization now based on what you already purchased.

         But how does that play out for the balance of the year?

         MR. MATTHEWS: The balance of the year, we are, Jeff, probably through with that for the second quarter. We are planning on a consummation of the Gulf West merger in third quarter, and when we announce that merger, part of our plan there would be to buy back another portion of the million four, million five shares that we have authorized.

         MR. DAVIS: Okay. And then, Mack, I'm high on the street at $1.35, which the run rates are going to -- what the incremental improvements on the quarterly basis are going to take us past.

         Do you guys want to formalize any arrange (phonetic) here?

         ALL SPEAKERS: We feel pretty comfortable about this quarter. You know, you can annualize this quarter and, you know -- and if we get some lift, take a look at the credit side of it. I mentioned two points. I mentioned the noninterest income and the credit side of it. Our losses were about $2 million higher this quarter than they were last year same quarter. If we normalize the losses then we -- you know, we've got some pick up there. From the noninterest standpoint, we have added the folks that we need, the sales associates that we need to generate the revenue. There's probably a few more that we need in some strategic areas. But generally speaking, we have -- those folks are out there. What we need to do is allow the 90 days to pass or the 120 days to pass for them to actually start generating revenue, and we are pretty comfortable that that will take place in the second half of this year.

         Now, we won't be at the average of our peers this year, but we hope to close the gap between where our peers are and where we are.

         SPEAKER: Jeff, if I can piggyback on that a little bit. If you take the guidance that we gave you earlier in the call and plug that into your model, that should give you a fairly narrow range, which would be somewhere in the 33 to 35 cent kind of range for the second quarter. And then as -- what Mack is saying -- as the Elevate process kicks in, we would expect to see lift from that in the second half of 2002.

         MR. DAVIS: Okay. I can run the numbers. I just keep always coming up a little short.

         One final question is -- and then, Ed, let me circle back again on that, on the margin issue.

         Once we get into an operating environment and presumably to close the gap somewhat, have you guys taken any specific actions yet, are you going to mitigate the margin pressure that most banks would have in that type of environment?

         ALL SPEAKERS: Yes, we have. I'm not going to get into the specifics of that, but trying to lock in some longer-term funding at these lower rates. Speaking for Ed Matthews here, I'm kind of in the same camp as you. I don't see a tremendous increase in the Feds movement for the rest of the year. I think there's too much (inaudible) to fill in the numbers.

         MR. DAVIS:  Right.

         ALL SPEAKERS: So, you know, I'm one of several who sat in our ALCO Committee who makes these decisions. But we have tried to mitigate many upticks in rates and take advantage of these lower rates.

         MR. DAVIS: Okay. Very good. Thanks, guys.

         OPERATOR: Once again, to ask a question, please press star one now.

We have a follow-up question from Jon Balkind of Fox-Pitt Kelton, Inc.

         MR. BALKIND: Thanks, Operator.

         Quick question on how the regional presidents are paid. Can you just discuss what their comp program looks like?

         ALL SPEAKERS: We have a long- and short-term incentive plan, most of which are tied to other goals, but tied primarily to our strategic goals with the ROA and the ROE goals that we've set every year. And then a percentage of their bonus is tied to that. And then another percentage of their bonus is tied to specific objectives in the markets that they serve. For instance, Orlando is an area where we have a market president. Tampa will be a market where we have a market president, and virtually the area of the Gulf West, Tampa/St. Pete market will become an area that will be managed by an area president who happens to be the president now of Gulf West.

         So in South Carolina, we've divided it into Upstate, the middle of the area, and then we have an upper coast and lower coast. They average about -- an ideal size is about $1 billion, and we try to operate these as billion dollar banks and give them as much autonomy from a budgeting standpoint, from a (inaudible) standpoint, but tie them into the overall goals of the company. Their goals and their profit objectives are what pays the other part of their short-term bonus. Short-term bonus is primarily cash; long-term bonus is primarily options and restricted stock.

         MR. BALKIND: Great. Thanks.

         OPERATOR: At this time, I am showing no further questions.

         (Meeting concluded.)

                                      ****

This filing relates to a planned merger between Gulf West Banks, Inc. ("Gulf West") and The South Financial Group, Inc. ("TSFG") pursuant to the terms of an Agreement and Plan of Merger, dated as of March 21, 2002, by and between Gulf West and TSFG.

                                      ****

FORWARD-LOOKING STATEMENTS. This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Gulf West and TSFG, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to Gulf West's and TSFG's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as

"believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," and "projects," as well as similar expressions. These statements are based upon the current beliefs and expectations of Gulf West's and TSFG's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Gulf West and TSFG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of Gulf West's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause Gulf West's results to differ materially from those described in the forward-looking statements can be found in Gulf West's and TSFG's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Gulf West or TSFG or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Gulf West and TSFG do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT. Gulf West and TSFG intend to file with the SEC a proxy statement / prospectus and other relevant materials in connection with the merger. The proxy statement/prospectus will be mailed to the stockholders of Gulf West. Investors and security holders of Gulf West and TSFG are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Gulf West, TSFG, and the merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Gulf West or TSFG with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gulf West by contacting Barry K. Miller, Secretary, Gulf West Banks, Inc., 425 22nd Avenue North, St. Petersburg, Florida 33704, telephone: 727-894-5696. Investors and security holders may obtain free copies of the documents filed with the SEC by TSFG by directing a request by mail to Mary M. Gentry, Treasurer, The South Financial Group, P.O. Box 1029, Greenville, South Carolina, 29602, telephone: 1-800-951-2699 ext. 54919, through the Investor Relations portion of TSFG's web site at http://www.thesouthgroup.com, or by e-mail to Mary
M. Gentry at mary.gentry@thesouthgroup.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.